Amendment No. 2 to Prospectus Supplement dated December 15, 2021 (to Prospectus dated December 1, 2021)	Filed pursuant to Rule 424(b)(5) File No. 333-261452

ZION OIL & GAS, INC.

This Amendment No. 2 to the Prospectus Supplement amends the Prospectus Supplement dated December 15, 2021 (“Original Prospectus Supplement”). This Amendment No. 2 to the Original Prospectus Supplement should be read in conjunction with the Original Prospectus Supplement and the base Prospectus dated December 1, 2021. This Amendment No. 2 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 2 is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus Supplement, including any amendments or supplements thereto.

Investing in our common stock is risky. See “Risk Factors” commencing at page S-25 of the Original Prospectus Supplement, as well as the “Risk Factors” in our most recent Annual Report on Form 10-K for the year ended December 31, 2021, to read about the risks that you should consider before buying shares of our stock. The Company’s shares of common stock trade on the OTCQX under the symbol “ZNOG” and the Company warrant under the symbol “ZNOGW” trades on the OTCQX.

Investors can find current financial disclosure and Real-Time Level 2 quotes for the Company on www.otcmarkets.com. OTC Link ATS and OTC Link ECN are SEC regulated ATSs, operated by OTC Link LLC, member FINRA/SIPC. OTCQX is the premium tier of OTC Markets Group and enables investors to easily trade through the broker of their choice. Investors will have access to real-time bid-ask information and other information through the OTC Disclosure & News Service, which publishes and distributes data, news, and financials to a wide audience of investors.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Unit Option under the Unit Program

Under our Dividend Reinvestment and Common Stock Purchase Plan (the “Plan”), we are providing a Unit Option under our Unit Program with this Amendment No. 2. This Unit Option has up to three tranches of investment, in which the second and third tranches are each subject to termination upon a total of $7,500,000 received from participants by the Company during the first or second tranche. The first tranche period begins on March 13, 2023 and terminates on March 26, 2023. The second tranche begins on March 27, 2023 and terminates on April 9, 2023 and the third tranche begins on April 10, 2023 and terminates on April 27, 2023, subject to early termination upon reaching $7,500,000 of funds received from participants by the Company under this Unit Option.

Our Unit Program consists of the combination of Common Stock and warrants with basic Unit Program features, conditions and terms outlined in the Original Prospectus Supplement and Amendment No. 1. Amendment No. 2 provides the option period, unit price and the determination of the number of shares of Common Stock and warrants per unit. This Unit Option begins on March 13, 2023 with the first tranche and is scheduled to terminate on March 26, 2023. The second and third tranches follow upon the dates provided above. The Unit Option consists of Units of our securities where each Unit (priced at $250.00 each) is comprised of (i) a certain number of shares of Common Stock determined by dividing $250.00 (the price of one Unit) by the average of the high and low sale prices of the Company’s publicly traded common stock as reported on the OTCQX on the Unit Purchase Date and (ii) Common Stock purchase warrants to purchase an additional five hundred (500) shares of Common Stock at a per share exercise price of $0.05. The participant’s Plan account will be credited with the number of shares of the Company’s Common Stock and Warrants that are acquired under the Units purchased. Each warrant affords the participant the opportunity to purchase one share of our Common Stock at a warrant exercise price of $0.05. The warrant shall have the Company notation of “ZNWAV” under the first tranche, “ZNWAW” under the second tranche and “ZNWAX” under the third tranche. The warrants will not be registered for trading on the OTCQX or any other stock market or trading market.

Plan participants, who enroll into the Unit Program with the purchase of at least one Unit and enroll in the separate Automatic Monthly Investments (“AMI”) program at a minimum of $50.00 per month, will receive an additional fifty (50) warrants at an exercise price of $0.05 during this Unit Option Program. The fifty (50) additional warrants are for enrolling into the AMI program and shall have the Company notation of “ZNWAY.” Existing subscribers to the AMI are entitled to the additional fifty (50) warrants, if they purchase at least one (1) Unit during the Unit program. Plan participants, who enroll in the AMI at a minimum of $100 per month, will receive one hundred (100) ZNWAY warrants. Plan participants, who enroll in the AMI at a minimum of $250 per month, will receive two hundred and fifty (250) ZNWAY warrants. Plan participants, who enroll in the AMI at a minimum of $500 per month, will receive five hundred (500) ZNWAY warrants. The AMI program requires 90 days of participation to receive the ZNWAY warrants. Existing AMI participants are entitled to participant in this monthly program by increasing their monthly amount above the minimum $50.00 per month.

The ZNWAV warrants will become exercisable on March 31, 2023 and continue to be exercisable through June 28, 2023 at a per share exercise price of $0.05. The ZNWAW warrants will become exercisable on April 14, 2023 and continue to be exercisable through July 13, 2023 at a per share exercise price of $0.05. The ZNWAX warrants will become exercisable on May 2, 2023 and continue to be exercisable through July 31, 2023 at a per share exercise price of $0.05. The ZNWAY warrants will become exercisable on June 12, 2023 and continue to be exercisable through September 10, 2023 at a per share exercise price of $0.05.

Checks, bank wire payments, or electronic bank payments for purchases received by the Plan Agent, or at the offices of the Company, before 4 p.m. (EST) on a business day generally will be recorded as purchased on the same business day (the “Purchase Date”). Checks, bank wire payments, or electronic bank payments for purchases received by the Plan Agent, or at the offices of Company, after 4 p.m. (EST) on a business day generally will be recorded as purchased on the next business day for the Purchase Date. Electronic bank payments are treated as received and recorded on the date of receipt of the funds into the Plan Agent’s or the Company’s bank account. Under the AMI program, all optional cash payments will be invested in our Common Stock on the 20th day of each calendar month and if such day falls on a holiday or a weekend, then on the next trading day.

Accordingly, all references in the Original Prospectus Supplement concerning the Unit Option Program continue, except for the substitution of the Unit Option Program details under Amendment No. 2 and the prior Amendment No. 1. All other Plan features, conditions and terms remain unchanged.

Use of Proceeds

As previously noted, the Company announced its plan to reenter the MJ-01 Well.

While we cannot estimate the proceeds to us of the unit program or from sales of our common stock under the Plan, the following table set forth the planned use of the proceeds under the unit option program or under the Plan:

Action Item	$ Amount
Acquisition cost of Slim hole tubulars and drill string.	$1,000,000
Procurement of cementing services/coil tubing and testing ancillaries.	$1,000,000
Reentry of MJ-01 and production equipment purchases	$5,500,000

The foregoing reflects only estimates of the use of the proceeds, and allocation of any proceeds could be materially different from what is reflected above. In addition, no assurance can be given that the Company will be able to successfully raise the needed capital.

The date of this Amendment No. 2 to the Prospectus Supplement is March 13, 2023

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